Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
 (Stock Code: 883)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 14 October 2008, the Company and CNOOC Finance entered into the Agreement in respect of the Continuing Connected Transactions.  CNOOC Finance is a non-bank finance subsidiary of CNOOC which is the controlling shareholder of, and currently holds approximately 64.41% of the issued share capital of the Company and is therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly, the Services to be provided by CNOOC Finance pursuant to the Agreement constitute continuing connected transactions of the Company under the Listing Rules.

As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) applicable to the depository services is less than 2.5%, the depository services will be subject to the reporting and announcement requirements under Rule 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.  The other Continuing Connected Transactions under the Agreement are exempted from the reporting, announcement and Independent Shareholders’ approval requirements and are included for better transparency to shareholders.

THE AGREEMENT

Date:	14 October 2008
Parties:	The Company CNOOC Finance
Term:
The Agreement has a fixed term commencing on 14 October 2008 and ending on 31 December 2010.  The Agreement is renewable for a term of three years if the parties so agree and subject to the relevant requirements of the Listing Rules. Upon renewal of the Agreement, the Company must comply with all applicable connected transaction requirements under the Listing Rules.

CNOOC Finance and the Group may, from time to time, enter into separate agreements which set out the specific scope of services and the terms and conditions for providing such services, in accordance with the principles set out in the Agreement.

Provision of Services and Pricing Policy:
Pursuant to the Agreement, CNOOC Finance will provide to the Group: settlement services which will be provided on a free-of-charge basis;  depository services for which the interest rates are determined in accordance with the standard rates promulgated by the PBOC from time to time; discounting services and loans services for which the interest rates are determined in accordance with the standard rates promulgated by the PBOC from time to time, and may be reduced where the relevant laws and regulations allow; and entrustment loans services for which the annual service fee payable by the Group is set at such rate that the aggregate amount of service fee and loan interest will not exceed the interest payable on a loan of the same term directly provided by independent commercial banks.

Other principal terms of the Agreement:
Pursuant to the Agreement, the Group will have a right of set off such that, in the event of any misuse or default by CNOOC Finance in respect of amounts deposited with it by the Group which results in the inability of the Group to recover such amounts, the Group will be able to offset amounts due to the Group from CNOOC Finance against amounts outstanding from the Group to CNOOC Finance. CNOOC Finance does not have such right of set off under the Agreement.

The Group utilises the Services on a voluntary, non-exclusive basis and is not obliged to engage CNOOC Finance for any such Services, or at all. CNOOC Finance is merely one of a number of financial institutions which provide financial services to the Group.

INFORMATION RELATING TO CNOOC FINANCE

CNOOC Finance is a non-bank finance subsidiary of CNOOC established in June 2002 with the approval of the PBOC. It is subject to the supervision of the CBRC. According to its business licence, it is authorized to provide to the Group all services set out in the Agreement and provide similar services to other members of the CNOOC Group (but not other parties).

As of the date of this Announcement, the registered capital of CNOOC Finance is RMB1,415,000,000. As CNOOC Finance is a subsidiary of CNOOC, it is an Associate of CNOOC and therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. CNOOC Finance is managed by its board of directors. CNOOC China Limited, a wholly-owned subsidiary of the Company, holds a 31.80% interest in CNOOC Finance, and has the right to nominate directors to the board of directors of CNOOC Finance, subject to approval by the shareholders of CNOOC Finance at its shareholders’ meeting. Currently, two of the nine directors of CNOOC Finance are nominated by CNOOC China Limited.

CNOOC Finance is rated A+ by The Standard & Poor’s and A1 by Moody’s. To the best knowledge of the Directors, such credit ratings are currently among the highest ratings assigned by these rating agencies to PRC commercial financial institutions, including commercial banks.

INTERNAL CONTROL PROCEDURES AND CORPORATE GOVERNANCE MEASURES

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilization of the Services provided by CNOOC Finance:

•
A monthly report on the status of the Group’s deposits with CNOOC Finance will be delivered by CNOOC Finance to the Company before noon on the third day of the following month (or the following business day if banks are not generally open in the PRC on such day).

•	A copy of every regulatory report submitted by CNOOC Finance to the CBRC will be provided to the Company.

•
The financial statements of CNOOC Finance for each month will be provided to the Company on the fifth day of the following month (or the following business day if banks are not generally open in the PRC on such day).

The Board (including the independent non-executive Directors) considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the Continuing Connected Transactions with CNOOC Finance are appropriate and sufficient having regard to the manner in which such continuing connected transactions have been conducted in the past, and that the procedures and measures give sufficient assurance to Independent Shareholders that the Continuing Connected Transactions will be appropriately monitored by the Company.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Company believes that CNOOC Finance, with its credit ratings, asset size and corporate governance practices, will be able to fulfill its obligations under the Agreement. The main reasons for and benefits of any election by the Company to use CNOOC Finance for the provision of the Services are as follows:

(i)
As CNOOC Finance is familiar with the business and transaction pattern of the Group and CNOOC Group, the settlement services provided by CNOOC Finance tend to provide a more efficient settlement platform than those that could be provided by independent commercial banks. The settlement services enable the Group to achieve same-day zero-rate settlement at no cost. This also helps to reduce the Group’s transaction costs, such as handling fees for the transfer of funds and other administrative expenses.

(ii)
For the purpose of facilitating the settlement of transactions between the members of the Group, and for transactions between the members of the Group and the members of the CNOOC Group or other third parties, the Group must maintain certain funds with CNOOC Finance. The depository services enable the Group to achieve such purpose. In addition, although the interest rates for deposits are regulated by the PBOC and CNOOC Finance offers the same interest rates as independent commercial banks, CNOOC Finance can assist the Group to formulate a beneficial deposit mix comprising different types of deposits such as current deposits, call deposits and fixed deposits, which allows the Group to increase its return on funds and retain sufficient working capital flexibility.

(iii)
Given that CNOOC Finance is subject to regulation by the PBOC and CBRC, and in light of the credit ratings of CNOOC Finance by the international ratings agencies referred to the above, the Company also believes that the risk profile of CNOOC Finance, as a financial services provider to the Group, is not greater than those of independent commercial banks in the PRC.

(iv)
The discounting services provide the Group’s customers with flexibility in payment terms and accelerate the Group’s collection of sale proceeds. Upon the discounting of commercial notes, the Company may receive the sale proceeds as if the sale was effected as a cash sale. This arrangement helps to efficiently reduce the Group’s receivables balance and accelerate the Group’s fund flows.

(v)
PRC laws do not permit companies, including affiliates, to extend intra-group loans directly without going through a financial agency. CNOOC Finance serves as the financial agency through which the funds of the Company and its subsidiaries may be channelled efficiently to be used by each other by way of entrustment loans.

(vi)
As an intra-group service provider, CNOOC Finance generally has better and more efficient communication with the Group compared with independent commercial banks. Through the information system operated by CNOOC Finance, the Group can access the status of receipts and payments of funds made through CNOOC Finance, as well as the status of funds, at no cost and at any time.

(vii)
As a shareholder of CNOOC Finance, the Group has authority to supervise and monitor the operations and risk controls of CNOOC Finance. Accordingly, the funds placed with CNOOC Finance could be well monitored.

However, if independent commercial banks or other financial institutions offer specific advantages which are more favorable to the Group in respect of any of the Services set out in the Agreement, the Group may discontinue its use of such services provided by CNOOC Finance without having to incur unreasonable extra costs.

The Board (including the independent non-executive Directors) considers that the Continuing Connected Transactions under the Agreement are based on normal commercial terms or on terms no less favourable than those available from independent third parties under prevailing local market conditions, are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and the terms of the Agreement and the relevant annual cap in respect of the maximum daily outstanding balance (including the accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) are fair and reasonable.

HISTORICAL TRANSACTION FIGURES AND ANNUAL CAPS

A breakdown of the approximate historical transaction figures for the depository services is as follows:

For the year ended 31 December

2005	2006	2007

Maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services)
RMB3.9 billion	RMB6.4 billion (note)	RMB6.5 billion (note)

Note:  The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance increased substantially for the year ended 31 December 2006 and remained at a similar level prior to expiry of the previous waiver for depository services on 7 April 2007. This was due to the increase of international oil and gas prices as well as the increase in trading volume between the Group and CNOOC Group in 2006 and 2007 which resulted in a need for the Group to maintain a higher balance at CNOOC Finance for settlement purposes.  After 7 April 2007, each of the applicable percentage ratios applicable to the maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance was less than 0.1%.

Under the terms of the previous waiver for depository services, the cap on the maximum daily outstanding balance for deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) from time to time was RMB6.8 billion.

FUTURE ANNUAL CAP

The Board has considered and proposed the cap on the maximum daily outstanding balance of deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) to be RMB4.48 billion with effect from the date of the Agreement and ending on 31 December 2010.

The annual cap was calculated on the basis of several factors including (i) the requirements for settlement of transactions with members of CNOOC Group or any third party (including those receivables arising from the sales of petroleum and natural gas of the Company to CNOOC Group and any third party and payables by the Group to members of CNOOC Group or any third party for the provision of different types of services to the Group); (ii) the expected amount of interest income from CNOOC Finance compared with interest income that could otherwise be realised by placing deposits with independent commercial banks; (iii) the control of financial risks in selecting financial services providers; and (iv) the strategies of the treasury management of the Company taking into account business development plans and the financial needs of the Group. Both the historical figures and the annual cap refer to the maximum daily outstanding balances during the term of the Agreement, and are not cumulative in nature.

IMPLICATION UNDER THE LISTING RULES

As CNOOC Finance is a subsidiary of CNOOC, it is an Associate of CNOOC and therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly, the Services constitute continuing connected transactions of the Company under the Listing Rules.

As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) applicable to the depository services is less than 2.5%, the depository services will be subject to the reporting and announcement requirements under Rule 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

As the loans services will be provided by CNOOC Finance for the benefit of the Group on normal commercial terms where no security over the assets of the Group is to be granted in respect of the loans services, the loans services are exempted from the reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Listing Rules.

As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) applicable to the settlement services, discounting services and entrustment loans services is expected to be less than 0.1%, the transactions contemplated thereunder are exempted from the reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.31(2)(a) of the Listing Rules.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

The principal business activity of CNOOC Finance is the provision of financial services to members of CNOOC Group and the Group.

DEFINITIONS

“Agreement”	the financial services framework agreement dated 14 October 2008 between the Company and CNOOC Finance in relation to the provision of the Services

“Associate”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission (中國銀行業監督管理委員會)

“CNOOC”
China National Offshore Oil Corporation (中國海洋石油總公司), the controlling shareholder of the Company indirectly holding approximately 64.41% of the shares of the Company in issue as at the date of this announcement

“CNOOC Finance”	CNOOC Finance Corporation Limited (中海石油財務有限責任公司), a limited liability company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and the New York Stock Exchange

“Continuing Connected Transactions” or “Services”	the settlement services, the depository services, the discounting services, the loans services and the entrustment loans services

“Controlling Shareholder”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	director(s) of the Company as at the date of this Announcement

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Shareholders”	Shareholders of the Company other than CNOOC and its Associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“PBOC”	the People’s Bank of China (中國人民銀行), the central bank of the PRC

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	registered holder(s) of shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 14 October 2008

As at the date of this announcement, the Board comprises of:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao